AMENDMENT NO. 3 TO THE BYLAWS
OF THE MANAGEMENT NETWORK GROUP, INC.

    The following amendment to the Amended and Restated Bylaws of The Management Network Group, Inc. ("Bylaws") was adopted by the Board of Directors of The Management Network Group, Inc. on January 25, 2012:

1.         Section 3.2(a) of the Bylaws is amended to read in its entirety as follows:

    (a) The number of directors of the corporation shall be seven (7) until changed by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the stockholders. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.